UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated July 21, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: July 21, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

July 21, 2008

TSX SYMBOL:  STM

Strathmore Provides a Progress Update for its Mine Permit Activities

at George-Ver Uranium Property, Gas Hills District, Wyoming

Strathmore Minerals Corp (“Strathmore” or “the Company”) is pleased to provide a progress update to shareholders on the ongoing mine permitting activities at the George-Ver Property, Gas Hills Uranium District, Wyoming.  The property is owned by Strathmore’s wholly owned U.S. subsidiary, Strathmore Resources (US) Ltd. and the mine permitting activities are overseen by personnel in the Company’s Riverton, Wyoming office, located 45 miles from the project area. The George-Ver/Frazier LeMac deposits are the first of a series of open pits planned for sequential mining development in the Gas Hills. Originally scheduled for mine development by Federal American Partners in the 1980’s, the George-Ver deposit hosts a historical measured and indicated resource estimate of 1,029,055 tons grading 0.072% U3O8   for a total of 1,491,995 lbs U3O8.  The adjacent Frazier LeMac deposit hosts 696,327 tons grading 0.11% U3O8 for an additional 1,522,000 lbs U3O8. (*The foregoing historical resource estimates were completed prior to the implementation of the NI 43- 101 requirements.  Given the quality of the historic work completed on the George-Ver/Frazier LeMac properties discussed herein and the production history of Gas Hills Uranium District, the Company believes the resource estimates to be both relevant and reliable.  However, a qualified person has not completed sufficient work to classify the historic mineral resources as a current mineral resource, and the Company is not treating the historic resources as current.  Hence, they should not be relied upon.  The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43- 101 and reviewed by David Miller, P. Geol., CEO for Strathmore Minerals Corp., a qualified person under National Instrument 43-101.)

In late 2007, Strathmore drilled and installed 3 groundwater monitor wells and 1 piezometer well at the project site.  The monitor wells characterize the groundwater geochemistry and other aquifer properties as required by the Wyoming Dept. of Environmental Quality (WY-DEQ) state mine permitting regulations.  Strathmore will continue to gather geologic, hydrologic and baseline background water quality data to support its permit applications.

Recently, Strathmore drilled and completed eight overburden characterization holes on the property. Two holes, drilled to a depths of 380 and 410 feet, collected core samples over their entire lengths.  Analysis of these core samples will help Strathmore define the uranium mineralization and overburden materials to support the design of an open pit mining operation on the George-Ver property.  All of the monitor wells and overburden holes were probed by the Company-owned geophysical truck for gamma, spontaneous-potential, and resistivity.

Uranium mineralization was encountered from near surface (~30 feet) to depths of 270 feet.  The planned open-pits will range from depths of 160 feet on the north end to 300 feet on the south end of the project. The grades identified were generally consistent with historical data and were found in a range between a low of 0.020% eU3O8 and a high of 1.218% eU3O8. Of significance, was the gamma signature and indication of three, stacked roll fronts in monitor well hole number GV #2.  This monitor well is located over ½ mile west of the planned open-pit mining area.  Strathmore anticipates that planned development drilling will further define this occurrence and that future exploration may delineate additional nearby uranium mineralization that can be later incorporated into the George-Ver mine plan.

Completed and continuing permitting activities at the Property include cultural (archeology), floral-faunal, meteorological and air-sampling studies, and geologic and engineering designs of the planned open-pits.  Strathmore anticipates completing and submitting its mine permit application to the WY-DEQ during the first quarter, 2009.

With respect to the uranium market, spot uranium prices may have turned the corner, rising another 7% last week to US $64/lb, according to the Ux weekly report. The long-term contract price, which accounts for approximately 80% of worldwide uranium sales, has remained stable in the higher US $80-85/lb. range.  In light of record petroleum prices and the need for fairly priced, reliable energy, the per barrel energy equivalent of a pound of uranium is still less than $3.00 per barrel.  The aggressive nuclear programs underway outside the United States are expected to apply increased demand pressure for yellowcake over the long-term.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Craig Christy/Bob Hemmerling

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com